EXHIBIT 99.1

B Communications Ltd. Announces Notes Repurchase Program

Ramat Gan, Israel - August 10, 2014  – B Communications Ltd. (NASDAQ Global Select Market and TASE: BCOM) (the “Company”) today announced that its Board of Directors has approved the buyback of up to $50 million of its 7 3/8 Senior Secured Notes (the “Notes”).   The Notes may be repurchased from time to time on the TACT Institutional market or on the OTC, through block trades or otherwise. Purchases may be started or stopped at any time without prior notice depending on market conditions and other factors.

Forward-Looking Statements

This report contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications' filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.